UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Cooker Restaurant Corporation
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                                (Name of Issuer)

                        Common Stock, without Par Value
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                         (Title of Class of Securities)

                                   216284-20-8
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                                 (CUSIP Number)

                                 Edward Toptani
                                 114 E 13th ST.
                                  NY, NY 10003
                                 (212) 777-1100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 06, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

         Joseph Umbach

2.       Check the appropriate box if a member of a group.* (a) [ ] (b)[ ]

3.       SEC use only.

4.       Source of funds. PF

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).   [ ]

6.       Citizenship or place of organization.

         United States of America

7. Number of shares beneficially owned by each reporting person with sole voting power.

         498,157 shares of common stock

8. Number of shares beneficially owned by each reporting person with shared voting power.

         None

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9.       Number of shares beneficially owned by each reporting person with sole dispositive power.

         498,157 shares of common stock

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

         None

11.      Aggregate amount beneficially owned by each reporting person.

         498,157 shares of common stock

12.      Check box if the aggregate amount in Row (11) excludes certain shares.*

         Not applicable

13.      Percent of class presented by amount in Row (11).

         8.32%

14.      Type of reporting person.*

         IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

         This statement relates to shares of common stock (CUSIP No. 216284-20-8) of Cooker Restaurant Corporation, an Ohio corporation, with a principal executive office at 5500 Village Blvd., West Palm Beach, Florida 33407 corporation (the "Company")

Item 2. Identity and Background

       (a) The name of the person filing this statement is Joseph Umbach.

       (b) The business address of Joseph Umbach is 2525 Palmer, New Rochelle, NY 10801

       (c) Joseph Umbach is an individual employed by Joseph Victori Wimes, 2525 Palmer, New Rochelle, NY 10801.

       (d) During the past five years, Joseph Umbach has not been convicted in any criminal proceeding.

       (e) During the past five years, Joseph Umbach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

       (f) Joseph Umbach resides in Connecticut.

Item 3. Source and Amount of Funds or Other Consideration

        Purpose of Transaction.

        Joseph Umbach purchased the securities owned by him for investment purposes only with personal funds.

        Joseph Umbach may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

        Joseph Umbach does not have any plans or proposals which may relate or would result in:

         (a) The acquisition by any person (other than himself) of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be de-listed form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a)(b) Joseph Umbach may be deemed to beneficially own an aggregate of 498,157 shares of common stock representing approximately 8.32% of the total shares of Cooker Restaurant Corporation.

         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7. Material to be filed as Exhibits

        None

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       March 16, 2000                      /s/ Joseph Umbach
--------------------------------          ------------------------------------
Date                                      Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001)